September 13, 2004



Mail-Stop 0408
Via Facsimile and U.S. Mail
Mr. Gary L. Nalbandian
Chief Executive Officer
Pennsylvania Commerce Bancorp, Inc.
P.O. Box 8599
Camp Hill, Pennsylvania 17001-8599

	Re: Pennsylvania Commerce Bancorp, Inc. (the "Company")
                   Form S-1, File No. 333-118236
                   Filed August 13, 2004

Dear Mr. Nalbandian:

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Form S-1
Prospectus Cover Page
1. Highlight the risk factor sentences by using boldface type to distinguish such disclosure from the rest of the narrative.

Table of Contents
2. Revise to include a line item for "Dilution" and add the section required by Item 506 of Regulation S-K.
3. Delete the paragraph, which follows the Table of Contents, and revise the entire document to make clear by context that you are referring to in each instance.
Summary
Our Strategy
4. Revise the first bullet to disclose the anticipated cost of each new branch, the anticipated 5 year capital expenditures for branches and the number expected to be opened, and, the cost for the new headquarters. Additionally, disclose the expected source of the funds to pay for these programs.
5. Revise the second and third bullets to add support for the statements that the bank has gained from consolidation or otherwise indicate that management believes these had assisted growth, e.g., add disclosure of how many new customers previously banked with a company that was consolidated.

The Offering
Use of proceeds
6. Revise herein and in the "Use of Proceeds" section on page 15 to disclose the costs of the branch expansion and the new headquarters and indicate what other corporate purposes, such as, salaries, etc., will use the remaining proceeds.
7. Revise to add a subsection entitled, "Offering Price and Valuation Information". Such subsection should detail recent stock trading, price, P/E and P/B trading multiples, dilution information, and comparable company P/E and P/B multiples.


Selected Consolidated Financial Data  - page 7
8. Include a footnote detailing how you determine the efficiency ratio that you present on page 6.

Risk Factors
General
9. Revise to add additional paragraph for declining capital and possible regulatory impact on capital related to trusts, increased short-term borrowings and long-term debt, recent significant securities losses and possible future losses, and, substantial dilution may result from exercise of outstanding derivative securities.

Significant Growth
10. Revise to disclose the costs for each branch, the five-year costs for the branch expansion program and the cost of the new headquarters as well as the source of the funds for these expenditures.

Dependence of Commerce of New Jersey
11. Revise to disclose if the warrants are exercisable if no change of controls event occurs.
Our executive officers, directors and five percent shareholders
12. Revise to disclose the present intention of the officers and directors to purchase in the offering and indicate the amount they intend to purchase.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Application of Critical Accounting Policies - page 18

13. We are aware of your reference made to the Notes to the Consolidated Financial Statements for more fully described accounting policies. Please expand the current disclosures to provide greater insight into the impact of these policies on your financial condition and operating performance. We remind you that such disclosure should supplement, not reiterate the accounting policies disclosed in the Notes to the Consolidated Financial Statements. Refer to the Commission`s recent interpretive release regarding Management`s Discussion and Analysis (Release No. 33-8350) for additional guidance.
14. Revise the last paragraph to indicate the expense that would have been reported or will be reported upon the adoption of the new standard.



Financial Condition - June 30, 2004 Compared to December 31, 2003
Loans Held for Sale - page 25

15. Please enhance your current loans held for sale discussion by including quantitative and qualitative analysis, which will explain how you determine classification, carrying value, and the strategy you employ with each of these loan products. As a related matter, please disclose how and when you determine which loans are participated with Commerce Bank N.A., which you refer to in Note 19. Additionally, refer to Industry Guide 3 III.D for disclosure requirements, if applicable.

Loan and Asset Quality and Allowance for Loan Losses - page 26

16. We note that you quantify the interest income recognized and foregone on nonperforming loans from 1999 to 2003 on page 41. Please disclose these amounts for the period ended June 30, 2004.

Stockholders` Equity and Capital Adequacy - page 28
17. Revise to add an explanation for the loss of $3.2 million on the portfolio of securities available for sale by disclosing what type of securities suffered the losses and whether the portfolio and other Company portfolios contain similar securities.

Liquidity - June 30, 2004 - page 30

18. We note your discussions concerning liquidity as of December 31, 2003 on page 45. Please revise to include additional disclosures regarding the following:

* Historical information on sources and uses of cash, including material changes in operating, investing and financing cash flows and the supporting reasons;
* Amounts and certainty of cash flows;
* Discussions of known trends and uncertainties affecting liquidity.

Refer to the Commission`s recent interpretive release regarding
Management`s Discussion and Analysis (Release No. 33-8350) for additional guidance.






Loan Portfolio - page 39

19. We note reference made to your loan portfolio as non-homogeneous, due to changes in collateral requirements, among other reasons. Please provide expanded discussion of your loan origination policies and procedures for each loan type in your loan portfolio to provide enhanced understanding.
20. We note reference made to your 2003 Strategic Plan. Please expand your disclosure to provide further analysis of how the plan may impact your lending opportunities, addressing inherent risk and rewards.

Concentrations of Credit Risk - page 40

21. Please expand your concentrations of credit risk disclosures. This may include but not be limited to, focusing on loan types that are not secured by real estate, significant loans to one borrower or within one industry, or any other risks inherent in the portfolio and how you have policies and procedures in place to monitor risk.

Allowance for Loan Losses - page 41

22. Please revise to provide additional discussion of how the allowance was determined, how accurate estimates for the allowance have been in the past, and whether these estimates are reasonably likely to change in the future. Refer to the Commission`s recent interpretive release regarding Management`s Discussion and Analysis (Release No. 33-8350) in addition to Industry Guide 3.IV.A.2.

23. Please revise your allowance table on page 42 by including relevant data for the latest interim period ended.

Interest Rate Sensitivity - page 44
24. Please revise future filings to discuss why you have negative gaps as presented over the next fiscal year and how you intend to manage them. Also, please clearly disclose all assumptions used in the preparation of this table and include cumulative gap percentages below the nominal gap amounts for each measurement window.





Liquidity - page 45

25. Please provide enhanced disclosures pertaining to liquidity. Discussions should include but not be limited to, the ability of and resources available to meet short and long term cash requirements, and any known trends or uncertainties. Refer to the Commission`s recent interpretive release regarding Management`s Discussion and Analysis (Release No. 33-8350) for these required disclosures.

Management
26. Revise to indicate the employers and positions held for the last 5 years for all directors and officers.

Description of our Capital Stock
27. Revise the preferred stock disclosures to indicate the amount that would be owed as of June 30, 2004 in the event of a dissolution, liquidation or winding up of the Company`s affairs as well as the current amount that would be required to redeem the securities.
28. Revise the first full sentence on page 69 to indicate whether or not the warrants have been exercisable.

Limitations on Liability - page 72
29. Revise to include the disclosures required by Item 510 of Regulation S-K.

Underwriting
Stabilizing Transactions
30. Revise the discussion of the naked short position events to more clearly illustrate why the underwriters might sell more shares than are being sold in the offering including the underwriting over-allotment option. In this regard, if the underwriters have done this in the past, supplementally advise the staff of the circumstances and details of the naked shorts, including the amount sold, prices sold at and prices paid to buy the shares in the open market.
31. Revise to disclose how existing holders will receive or can obtain notice that stabilization efforts have been terminated.





Consolidated Statements of Income - page F-4

32. We note a significant increase in gains on sales of securities of $880,000 for fiscal 2003 as compared to fiscal 2002, but there is no explanation disclosed in Management`s Discussion and Analysis. Please revise future filings to provide enhanced understanding and disclosure for these investment sales.

Notes to Consolidated Financial Statements
Note 18 - Commitments and Contingencies - F-25

33. We note disclosure of an agreement to purchase land for the purpose of building your headquarters, which is to be completed in 2005. Please revise future filings to comply with Article 303 of Regulation S-K by including these commitments within the tabular presentation of contractual obligations on page 46.

Other
34. Please note the updating requirements in Article 3-12 of Regulation S-X.

35. Please include an updated consent of the independent accountants in your next amendment.

Form 10-Q filed August 12, 2004

New Accounting Standards  - page 8

36. Please supplementally and in future filings disclose and discuss the estimated impact of SAB No. 105. We note that you have certain loan commitments on mortgage loans, which you intend to sell which will be subject to this guidance. We note the guidance in SAB 74 regarding the impact of recently issued accounting standards.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to John Spitz at (202) 942-1924 or John Nolan at (202) 942-1783. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-1779.

						Sincerely,



						Barry McCarty
						Senior Counsel






Mr. W. Demchak
The PNC Financial Services Group, Inc.
Page 8